Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 5
DATED DECEMBER 23, 2011
TO THE PROSPECTUS DATED SEPTEMBER 29, 2011
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 5 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 4 dated December 15, 2011.  Unless otherwise defined in this Supplement No. 5, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Summary Overview

Funds from Operations

The following supersedes and replaces the last paragraph under “Summary Overview – Funds from Operations,” located on page S-11 of Supplement No. 4.

From inception through September 30, 2011, we generated FFO in an aggregate amount equal to approximately $21.3 million and we paid distributions totaling approximately $23.1 million.  From inception through September 30, 2011, we had not had any impairment charges and, therefore, no adjustments to FFO have been made.  A total of approximately $3.0 million of the total distributions paid during this period were funded from monies contributed by IREIC and $1.5 million were funded by advances by IREIC which were forgiven in 2011.  For GAAP purposes, these monies have been treated as capital contributions from IREIC although IREIC has not received, and will not receive, any additional shares of our common stock for these contributions.  See “Summary Overview – Distributions” for information regarding the distributions declared, distributions paid and our cash flows from operations during the four quarters ended September 30, 2011.